Exhibit 99.1

GOLD ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2022

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at March 31,	As at September 30,
		2022	2021
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents	4	10,455	9,905
Short-term investments	5	19,469	1,118
Accounts receivable		325	412
Prepaids and other receivables	6	3,632	1,866
		33,881	13,301
Non-current assets
Royalty and other mineral interests	7	640,893	264,545
Long-term investment	8	1,587	1,587
Investment in associate	9	1,603	-
Other long-term assets		71	66
		644,154	266,198

		678,035	279,499

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		5,037	6,921
Bank loan	10	9,546	-
		14,583	6,921
Non-current liabilities
Lease obligation		-	11
Derivative liabilities	11	3,229	4,549
Government loan		48	-
Deferred income tax liability		135,502	42,700
		138,779	47,260

		153,362	54,181

Equity
Issued Capital	12	528,566	228,620
Share issuance obligation	7	201	-
Reserves	12	21,178	11,404
Accumulated deficit		(25,718)	(15,147)
Accumulated other comprehensive income		446	441
		524,673	225,318
		678,035	279,499

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the		For the
		three months ended		six months ended
	Notes	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
		($)	($)	($)	($)

Revenue
Royalty and option income	13	638	-	1,171	-
Cost of sales
Depletion	7	488	-	775	-
Gross profit		150	-	396	-

Expenses
Consulting fees		(487)	(295)	(3,729)	(295)
Depreciation		(15)	(1)	(24)	(1)
Management and directors’ fees	15	(345)	(117)	(562)	(152)
Salaries, wages and benefits		(250)	(9)	(464)	(15)
Investor communications and marketing expenses		(337)	(20)	(676)	(20)
Office and technology expenses		(178)	(27)	(393)	(53)
Transfer agent and regulatory fees		(229)	(90)	(311)	(91)
Insurance fees		(527)	(142)	(1,105)	(142)
Professional fees		(1,365)	(516)	(3,181)	(799)
Share-based compensation	12	(1,146)	(1,018)	(2,047)	(1,094)
Exploration and evaluation expenses		(47)	-	(111)	-
Share of loss in associate	9	(108)	-	(251)	-
Dilution gain in associate	9	80	-	80	-
Impairment on royalties	7	(3,821)	-	(3,821)	-
Operating loss for the period		(8,625)	(2,235)	(16,199)	(2,662)

Other items
Change in fair value of derivative liabilities	11	1,798	-	1,888	-
Change in fair value of short-term investments	5	2,707	-	3,249	-
Gain on disposition of short-term investments		1,168	-	1,168	-
Foreign exchange gain/(loss)		13	(29)	36	(101)
Interest expense		(105)	-	(105)	-
Other income		4	8	249	8
Net loss before income taxes for the period		(3,040)	(2,256)	(9,714)	(2,755)
Deferred tax recovery		652	-	485	-
Net loss after income taxes for the period		(2,388)	(2,256)	(9,229)	(2,755)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		5	109	5	441
Total comprehensive loss for the period		(2,383)	(2,147)	(9,224)	(2,314)

Net loss per share, basic and diluted		(0.02)	(0.08)	(0.08)	(0.15)

Weighted average number of common shares outstanding, basic and diluted		134,019,359	26,921,180	121,830,956	19,000,995

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

							Accumulated
				Share			Other
		Number of	Issued	issuance		Accumulated	Comprehensive
		Common	Capital	Obligations	Reserves	Deficit	Income	Total
	Notes	Shares	($)	($)	($)	($)	($)	($)
Balance at September 30, 2020		1	-	-	-	(140)	-	(140)
Cancellation of common share issued upon incorporation		(1)	-	-	-	-	-	-
Common shares issued to former parent company for cash		5,000,000	50	-	-	-	-	50
Performance based restricted shares issued		1,500,000	-	-	-	-	-	-
Common shares issued to acquire royalties		15,000,000	13,076	-	-	-	-	13,076
Private placement of common shares for cash		1,325,000	2,849	-	-	-	-	2,849
Share-based compensation - performance based restricted shares		-	285	-	-	-	-	285
Share-based compensation - share options		-	-	-	809	-	-	809
Initial public offering:			-	-	-	-	-	-
Common shares and common share purchase warrants issued for cash		18,000,000	82,969	-	7,031	-	-	90,000
Common shares issued on exercise of over-allotment option		721,347	3,603	-	-	-	-	3,603
Common share purchase warrants issued on exercise of over-allotment option		-	-	-	14	-	-	14
Underwriters’ fees and issuance costs		-	(5,154)	-	(416)	-	-	(5,570)
Net loss for the period		-	-	-	-	(2,755)	-	(2,755)
Total other comprehensive income		-	-	-	-	-	441	441
Balance at March 31, 2021		41,546,347	97,678	-	7,438	(2,895)	441	102,662

Balance at September 30, 2021		72,538,609	228,620	-	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	12	31,625,931	153,702	-	-	-	-	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	12	29,478,269	143,264	-	-	-	-	143,264
Common shares issued to acquire royalties	7	207,449	832	-	-	-	-	832
Share issuance obligation to acquire royalties	7	-	-	201	-	-	-	201
Common shares issued for marketing services	12	155,435	761	-	-	-	-	761
Common shares issued upon exercise of common share purchase warrants	12	247,065	1,111	-	(391)	-	-	720
Share options in exchange of options of Golden Valley Mines and Royalties Ltd.	3	-	-	-	8,991	-	-	8,991
Share-based compensation - performance based restricted shares	12	-	276	-	-	-	-	276
Share-based compensation - share options	12	-	-	-	1,063	-	-	1,063
Share-based compensation - restricted share units	12	-	-	-	111	-	-	111
Net loss for the period		-	-	-	-	(9,229)	-	(9,229)
Dividends	12	-	-	-	-	(1,342)	-	(1,342)
Total other comprehensive income	9	-	-	-	-	-	5	5
Balance at March 31, 2022		134,252,758	528,566	201	21,178	(25,718)	446	524,673

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the six months ended
	March 31
	2022	2021
	($)	($)
Operating activities
Net loss for the period	(9,229)	(2,755)
Items not involving cash:
Depreciation	24	-
Depletion	775	-
Interest expense	105	-
Interest income	(3)	(8)
Share-based compensation	2,047	1,094
Change in fair value of short-term investments	(3,249)	-
Gain on disposition of short-term investments	(1,168)	-
Change in fair value of derivative liabilities	(1,888)	-
Impairment on royalties	3,821	-
Share of loss in associates	251	-
Dilution gain in associates	(80)	-
Deferred tax recovery	(485)	-
Unrealized foreign exchange loss	8	-
Net changes in non-cash working capital items:
Accounts receivables	88	-
Prepaids and other receivables	1,071	(30)
Accounts payable and accrued liabilities	(7,764)	395
Due to former parent company	-	(83)
Cash used in operating activities	(15,676)	(1,387)

Investing activities
Restricted cash released	1,815	-
Investment in royalties and other mineral interests	(15,415)	(217)
Proceeds on disposition of marketable securities	9,562	-
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	10,393	-
Investment in associate	(409)	-
Proceeds from option agreement	1,471	-
Purchase of equipment	(28)	(2)
Interest received	3	-
Cash provided by investing activities	7,392	(219)

Financing activities
Proceeds from common shares issued to former parent company	-	50
Proceeds from private placement of common shares	-	2,849
Proceeds from initial public offering, net of underwriters’ fees and issuance costs	-	88,208
Net proceeds from bank loan	9,551	-
Interest paid	(59)	-
Proceeds from exercise of common share purchase warrants	720	-
Payment of lease obligations	(25)	-
Dividends	(1,342)	-
Repayment of cash advance from parent company	-	(38)
Cash provided by financing activities	8,845	91,069

Effect of exchange rate changes on cash	(11)	65

Net increase in cash	550	89,528
Cash and cash equivalents
Beginning of period	9,905	38
End of period	10,455	89,566

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. (“GRC” or the “Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the “IPO”) on March 11, 2021. The Company’s common share (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

On August 23, 2021, the Company acquired all the issued and outstanding common shares of Ely Gold Royalties Inc. (“Ely”) which has been consolidated from the date of acquisition.

On November 4, 2021, the Company acquired all the issued and outstanding shares of Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc (“Abitibi”) which have both been consolidated from the date of acquisition.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2021.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on May 16, 2022.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries, being Gold Royalty U.S. Corp., Ely Gold Royalties Inc., 1320505 B.C. Ltd., Nevada Select Royalty, Inc., Ren Royalties LLC, VEK Associates, DHI Minerals (U.S.) Ltd, Golden Valley Mines and Royalties Ltd., Abitibi Royalties Inc., Calone Mining Ltd. and Abitibi Royalties (USA) Inc. Subsidiaries are consolidated from the date the Company obtained control, and continue to be consolidated until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

5

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies

2.3 Basis of consolidation (continued)

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all its subsidiaries is the United States dollar. Prior to the completion of the Company’s IPO on March 11, 2021, the functional currency of GRC was the Canadian dollar. For the periods prior to the change in functional currency, the results of GRC, the parent entity, were translated from Canadian dollars using period end exchange rate for its assets and liabilities and average exchange rates for income and expenses. All resulting exchange differences noted were recognized in other comprehensive income (loss).

3. Acquisitions of Golden Valley and Abitibi

On November 5, 2021, the Company completed business combinations with Golden Valley and Abitibi by way of statutory plans of arrangement (the “Arrangements”). Pursuant to the Arrangements, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, whereby:

●	GRC issued 2.1417 GRC Shares to Golden Valley shareholders for each Golden Valley common share; and
●	GRC issued 4.6119 GRC Shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on the closing date consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase GRC Shares.

Based on the GRC share price, GRC Shares issued, and the fair value of GRC share options issued in exchange for Golden Valley options, the total consideration for the acquisition was $305,957. The Company also incurred consulting fees payable to financial advisors of approximately $3,000. On the closing date, the total amount of cash and marketable securities acquired by the Company was $34,922. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi beginning on November 5, 2021.

On completion of the transaction, the Company acquired royalties, included, among other things:

●	Four royalties (1.5% net smelter return (“NSR”), 2% NSR, 3% NSR, 15% Net Profit Interest (“NPI”)) on portions of the Canadian Malartic Property; and
●	A royalty (2.5% to 4.0% NSR) on Cheechoo, proximate to Newmont Corporation’s Éléonore Mine in Québec.

6

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. Acquisitions of Golden Valley and Abitibi (continued)

The following table summarizes the fair value of the consideration paid and the preliminary fair values of the assets acquired, and liabilities assumed on the closing date:

($)
Consideration paid
GRC Shares issued to Abitibi and Golden Valley Shareholders	296,966
1,166,389 Golden Valley Share options deemed to be exchanged for GRC Share options	8,991
Total consideration	305,957

Allocation of consideration
Cash and cash equivalents	10,393
Restricted cash	1,815
Short-term investments	23,360
Prepaid and other receivables	2,756
Royalties and other mineral interests	366,102
Investment in associate	1,360
Accounts payable and accrued liabilities	(5,561)
Derivative liabilities	(691)
Government loan	(48)
Deferred income tax liability	(93,529)
Net assets acquired	305,957

The fair value of short-term investments and investment in associates was estimated based on quoted market prices. The fair value of derivative liabilities was estimated based on quoted market prices of the put and call option contracts (Note 11). The fair values of producing and development stage royalties were estimated using discounted cash flow models. Expected future cash flows used to estimate the fair value of these royalties are based on estimates of future gold prices, projected future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates at the closing date. The fair values of exploration stage royalties were estimated using a market approach based on comparable market transactions. The fair value of receivables and payables are equal to their gross contractual amounts at the closing date. Any changes to the preliminary fair value estimates for these assets will also impact deferred income taxes.

The Company’s preliminary purchase accounting was based upon preliminary valuations performed to determine the fair value of the net assets as of the acquisition date and is subject to adjustments for up to one year after the closing date of the acquisition to reflect final valuations. The Company is currently in the process of completing its valuation work related to the estimation of the fair values of royalty interests and exploration and evaluation assets. The final valuations of these assets could have a material impact on the preliminary purchase accounting disclosed above.

During the three and six months ended March 31, 2022, Golden Valley and Abitibi contributed revenue of $101 and $163, and net profit of $3,341 and $3,637 to the Company’s financial performance since the date of acquisition, respectively.

If the acquisitions had occurred on October 1, 2021, consolidated pro forma revenue and net loss for the six months ended March 31, 2022 would have been $1,171, and consolidated pro forma net loss for the six months ended March 31, 2022 would have been $14,776, respectively. The pro forma net loss for the six months ended March 31, 2022 included transaction costs and change of control payments related to the acquisitions of Golden Valley and Abitibi by the Company of approximately $11,300.

7

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4.	Cash and cash equivalents

	March 31, 2022	September 30, 2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank	10,455	5,905
Guaranteed Investment Certificates	-	4,000
	10,455	9,905

5.	Short-term investments

($)
Balance at September 30, 2020	-
Acquisition of marketable securities in merger with Ely	1,291
Fair value change due to price change	(168)
Fair value change due to foreign exchange	(5)
Balance at September 30, 2021	1,118
Acquisition of marketable securities in merger with Golden Valley and Abitibi	23,360
Additions	136
Disposition	(8,394)
Fair value change due to price change	3,532
Fair value change due to foreign exchange	(283)
Balance at March 31, 2022	19,469

6.	Prepaids and other receivables

	March 31, 2022	September 30, 2021
	($)	($)
Prepaids and other receivables consist of:
Income taxes and GST receivable	2,477	304
Prepaids	895	1,562
Other accounts receivables	260	-
	3,632	1,866

The amount of prepaid insurance premiums and marketing expenses was $1,584 (September 30, 2021: $998) and $406 (September 30, 2021: $296), respectively. A portion of the prepaid marketing fee was satisfied by the issuance of 230,435 GRC Shares (Note 12).

8

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7.	Royalty and other mineral interests

($)
Balance at September 30, 2020	-
Additions	25,496
Acquisition of Ely	238,864
Depletion	(164)
Functional currency translation	379
Option payment received	(30)
Balance at September 30, 2021	264,545
Additions	16,448
Acquisition of Golden Valley & Abitibi (Note 3)	366,102
Depletion	(775)
Option payment received	(1,606)
Impairment	(3,821)
Balance at March 31, 2022	640,893

9

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7.	Royalty and other mineral interests (Continued)

	Cost			Accumulated Depletion			Others				Carrying Amount
March 31,	Opening October 1, 2021	Additions	Ending March 31, 2022	Opening October 1, 2021	Depletion	Ending March 31, 2022	Transfer	Impairment	Option payments	Total	March 31, 2022
2022	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Isabella Pearl	2,821	-	2,821	(6)	(36)	(42)	-	-	-	-	2,779
Jerritt Canyon	8,921	-	8,921	(74)	(366)	(440)	-	-	-	-	8,481
Malartic (in production)	-	276,045	276,045	-	(69)	(69)	-	-	-	-	275,976
Marigold	1,261	-	1,261	(84)	-	(84)	-	-	-	-	1,177
Beaufor	1,235	-	1,235	-	-	-	-	-	-	-	1,235
Cheechoo	-	12,640	12,640	-	-	-	-	-	-	-	12,640
Côté	-	16,132	16,132	-	-	-	-	-	-	-	16,132
Croinor	5,330	-	5,330	-	-	-	-	-	-	-	5,330
Fenelon	41,553	-	41,553	-	-	-	-	-	-	-	41,553
Gold Rock	3,275	-	3,275	-	-	-	-	-	-	-	3,275
Hog Ranch	12,879	-	12,879	-	-	-	-	-	-	-	12,879
Lincoln Hill	5,289	-	5,289	-	(33)	(33)	132	-	-	132	5,388
Malartic (in development)	-	42,356	64,182	-	-	-	-	-	-	-	64,182
McKenzie Break	4,010	-	4,010	-	-	-	-	-	-	-	4,010
Railroad-Pinion	3,032	-	3,032	-	-	-	-	-	-	-	3,032
Rawhide	3,821	-	3,821	-	-	-	-	(3,821)	-	(3,821)	-
REN (Net Profit Interest)	21,017	-	21,017	-	-	-	-	-	-	-	21,017
REN (Net Smelter Return)	42,365	-	42,365	-	(268)	(268)	556	-	-	556	42,653
São Jorge	2,274	-	2,274	-	-	-	-	-	-	-	2,274
Titiribi	3,010	-	3,010	-	-	-	-	-	-	-	3,010
Whistler	2,575	-	2,575	-	-	-	-	-	-	-	2,575
Yellowknife	1,870	-	1,870	-	-	-	-	-	-	-	1,870
Others	98,171	35,377	111,722	-	(3)	(3)	(688)	-	(1,606)	(2,294)	109,425
Total(1)	264,709	382,550	647,259	(164)	(775)	(939)	-	(3,821)	(1,606)	(5,427)	640,893

(1) Royalty and other mineral interests include non–depletable asset of $287,972 and depletable assets of $352,921.

10

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7.	Royalty and other mineral interests (continued)

The following is a summary of selected royalties own by the Company as of March 31, 2022:

Asset	Interest	Jurisdiction
Producing
Canadian Malartic Property (open pit) (1)	3.0% NSR	Québec, Canada
Jerritt Canyon Mine	0.5% NSR Per Ton Royalty (“PTR”) (sliding scale)	Nevada, USA
Marigold Mine(1)	0.75% NSR	Nevada, USA
Isabella Pearl Mine	0.375% Gross Revenue Royalty	Nevada, USA
Key Developing
Côté Gold Project	0.75% NSR	Ontario, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
Beaufor Project	1.0% NSR PTR (C$2.50)	Québec, Canada
Lincoln Hill Project	2.0% NSR	Nevada, USA
Rodeo Creek	2.0% NSR	Nevada, USA
REN Project	1.5% NSR 3.5% NPI	Nevada, USA
Gold Rock Project	0.5% NSR	Nevada, USA
Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
São Jorge Project	1.0% NSR	Brazil
La Mina Project	2.0% NSR	Colombia
Fenelon Gold Property	2.0% NSR	Québec, Canada
Hog Ranch Project	2.25% NSR	Nevada, USA
Cheechoo Project	2.5% to 4.0% NSR	Québec, Canada
Croinor Gold Project	2.5% NSR	Québec, Canada
McKenzie Break	2.5% NSR	Québec, Canada
Swanson	2.5% NSR	Québec, Canada
Tonopah West	3.0% NSR	Nevada, USA
Whistler Project	1.0% NSR	Alaska, USA

Note:

(1)	Royalty applies to only a portion of the property.

Côté Gold Project

On March 1, 2022, the Company completed the acquisition of an existing 0.75% NSR royalty on a portion of the Côté Gold Project, located in Ontario Canada, and owned by IAMGOLD Corporation, as the operator, and Sumitomo Metal Mining Co., Ltd. (collectively referred to as the “Mine Owners”). The Company paid a total consideration of $15,832 at closing which comprised of $15,000 in cash and the issuance of 207,449 GRC Shares with far value of $832. In addition, the Company agreed to issue 50,000 GRC Shares to the Mine Owners as consideration for the delivery of the notice of acknowledgement. As at March 31, 2022, the Company has not issued such 50,000 GRC Shares which have a fair value of $201.

Rawhide

During the six months ended March 31, 2022, mining operations at the Rawhide mine were suspended due to working capital constraints. Accordingly, the Company recognized an impairment charge of $3,821 (2021: $Nil) on the Rawhide royalty.

11

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7.	Royalty other mineral interests (continued)

As at March 31, 2022, the Company owned other mineral interests of $5,955 (September 30, 2021: $7,711). $1,606 fixed option payments were received and netted against other mineral interests during the six months ended March 31, 2022. All option payments received during the six months ended March 31, 2022 are generated from assets located in the U.S.A.

On January 14, 2022, Nevada Select Royalty, Inc., a wholly owned subsidiary of the Company, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and $2,000 cash payments, of which $75 has been received. The balance of the cash payments is due as follows:

●	$125 on or before January 14, 2023.
●	$400 on or before January 14, 2024 and January 14, 2025 and;
●	$500 on or before January 14, 2026 and January 14, 2027.

The option will be in effect during the term of the agreement from the grant date and including the first to occur of the exercise of the option; the termination of this option agreement or 5 years from January 14, 2022.

8.	Long-term investment

As at March 31, 2022, long-term investment includes a $1,587 (C$2 million) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

9.	Investment in associate

The Company acquired 25,687,444 common shares of Val-d’Or Mining Corporation (“Val-d’Or”) as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated in the private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of Val-d’Or at a per share price of C$0.20 until March 18, 2024. As at March 31, 2022, the Company has 37.96% equity interest in Val-d’Or.

The following table summarizes the changes to investment in associates for the period from November 5, 2021 to March 31, 2022:

($)
Balance at September 30, 2021	-
Acquisition of marketable securities in merger with Golden Valley	1,360
Addition	409
Share of loss in associate	(251)
Dilution gain	80
Translation gain	5
Balance at March 31, 2022	1,603

12

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

10.	Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15,000 of availability (the “Accordion”). The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate shall mean on any day the Term SOFR

Reference Rate published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. The Facility matures on March 31, 2023. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

The following outlines the movement of the bank loan during the six months ended at March 31, 2022:

($)

Draw-down	10,000
Less: transaction costs and fees	(497)
Interest expense	102
Interest paid	(59)
Balance at March 31, 2022	9,546

11.	Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi. These put and call options are classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value is recognized in the consolidated statements of comprehensive loss. On the closing of the business combination, the fair value of these put and call options was $691. For the three and six months ended March 31, 2022, the fair value loss of $216 and $52 are recorded in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss, respectively. All put options were expired/extinguished as at March 31, 2022.

As at March 31, 2022, each of the 8,849,251 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the condensed consolidated statements of comprehensive loss.

As at March 31, 2022, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 2.26%, expected life of the Ely Warrant of 1.14 years, expected volatility of 37%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value gain on the warrant derivative liabilities of $2,014 and $1,940 in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss for the three and six months ended March 31, 2022, respectively.

13

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

11.	Derivative liabilities (continued)

The movement in derivative liabilities is as follows:

($)
Balance at September 30, 2020	-
Acquisition of Ely	3,038
Change in fair value during the period	1,511
Balance at September 30, 2021	4,549
Acquisition of Abitibi (Note 3)	691
Exercise of Ely warrants	(123)
Change in fair value during the period	(1,888)
Balance at March 31, 2022	3,229

12.	Issued capital

12.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 GRC Shares with a fair value of $4.60 per share. The Company amortized the prepaid service fee over the term of the agreement and recognized $86 and $172 as share-based compensation expense for the three and six months ended March 31, 2022, respectively.

On October 12, 2021, the Company issued 120,000 GRC Shares with a fair value of $626 to Blender Media Inc. (“Blender”) as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022 (Note 15). $209 and $418 was recognized as share-based compensation expense for the three and six months ended March 31, 2022.

On November 5, 2021, the Company completed its acquisitions of Golden Valley and Abitibi by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966 (Note 3).

On March 1, 2022, the Company issued 207,449 GRC Shares to acquire 0.75% NSR royalty on a portion of the Côté Gold Project (Note 7).

On March 22, 2022, the Company issued 35,435 GRC Shares with fair value of $135 to a service provider for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $7 as share-based compensation expense for the three and six months ended March 31, 2022.

During the six months ended March 31, 2022, the Company issued 247,065 GRC Shares in exchange for the exercise of 1,008,431 Ely Warrants and received gross proceeds of $720.

12.2 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions are as follows:

14

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12.	Issued capital (continued)

12.2 Restricted Shares

(1)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023 (condition met); and

(3)	with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition met).

During the three and six months ended March 31, 2022, the Company recognized share-based compensation expense of $115 (2021: $214) and $276 (2021: $285) related to the Restricted Shares, respectively.

12.3 Restricted Share Units

As at March 31, 2022, 160,510 Restricted Share Units (the “RSUs”) were granted to certain officers, directors, and consultants of the Company. The RSUs vest in three equal annual instalments during the recipient’s continual service with the Company. The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

During the three and six months ended March 2022, the Company recognized share-based compensation expense of $111 and $111 related to the RSUs, respectively.

12.4 Reserves

The following outlines the movements of the Company’s common share purchase warrants and share options:

	Reserves
	Warrants	Share Options	Total
	($)	($)	($)
Balance at September 30, 2020	-	-	-
Initial public offering:
Common share purchase warrants issued to for cash	7,045	-	7,045
Underwriters’ fees and issuance costs	(416)	-	(416)
Ely Warrants recognized in equity	2,603	-	2,603
Exercise of Ely Warrants	(27)	-	(27)
Share-based compensation - share options	-	2,199	2,199
Balance at September 30, 2021	9,205	2,199	11,404
Exercise of Ely Warrants	(391)	-	(391)
Share options issued to replace Golden Valley Mines and Royalties Ltd.’s share options	-	8,991	8,991
Share-based compensation - share options	-	1,063	1,063
Share-based compensation - restricted stock units	-	111	111
Balance at March 31, 2022	8,814	12,364	21,178

15

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12.	Issued capital (continued)

12.4 Reserves (continued)

Common Share Purchase Warrants

During the year ended September 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at March 31, 2022 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 1.95 years.

As at March 31, 2022, there were 14,776,722 Ely Warrants outstanding which are exercisable into 3,620,296 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants has a weighted average exercise price of C$1.04 per GRC Share and with a weighted average remaining contractual life of 1.37 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines the movements of the Company’s common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2021	3,016,200	4.97
Golden Valley share options exchange for GRC share options (Note 3)	2,498,045	1.32
Granted	509,517	4.77
Forfeited	(4,650)	4.85
Balance at March 31, 2022	6,019,112	3.44

A summary of share options outstanding and exercisable as at March 31, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.04	475,457	0.08	0.10	475,457	0.10	0.12
1.28	62,108	0.01	0.02	62,108	0.02	0.03
1.32	1,749,583	0.38	1.31	1,749,583	0.48	1.66
1.88	163,781	0.05	0.08	163,781	0.06	0.10
2.55	47,116	0.02	0.03	47,116	0.03	0.03
4.14	100,000	0.07	0.08	25,000	0.02	0.03
4.62	5,000	0.00	0.00	1,250	0.00	0.00
4.78	305,000	0.24	0.21	152,500	0.15	0.13
4.85	201,550	0.16	0.15	101,550	0.10	0.09
4.93	404,517	0.33	0.32	101,123	0.10	0.10
5.00	2,505,000	2.08	1.64	1,878,750	1.97	1.55
	6,019,112	3.44	3.94	4,758,218	3.05	3.85

The fair value of the Company’s share options recognized as share-based compensation expense during the three and six months ended March 31, 2022 were $618 (2021: $799) and $1,063 (2021: $799), respectively, using the Black-Scholes option pricing model.

16

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

12.	Issued capital (continued)

12.5 Dividends

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The dividend of $1,342 was paid on March 31, 2022 to shareholders of record as of the close of business on March 15, 2022.

13.	Royalty and option income

The following table summarizes income earned by countries:

	Three months ended March 31, 2022			Six months ended March 31, 2022
	($)	($)	($)	($)	($)	($)
	Canada	USA	Total	Canada	USA	Total
Royalty and option income	64	574	638	126	1,045	1,171

14.	Financial instruments

The Company’s financial assets consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The Company’s short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm’s length parties in a recent transaction. The fair value of the derivative liabilities related to Ely Warrants is determined using the Black-Scholes valuation model. The significant inputs used in this model are readily available in public markets and therefore have been classified as Level 2. Inputs used in the Black-Scholes model for derivative liabilities include risk-free interest rate, volatility, and dividend yield. The fair value of the derivative liabilities related to the put and call option contracts is based on the quoted market price of these contracts.

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

14.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

17

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14.	Financial instruments (continued)

14.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions. The Company’s maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and accounts receivable.

14.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at March 31, 2022 was $19,298 compared to $6,380 as at September 30, 2021. The Company’s accounts payable and accrued liabilities and bank loan are expected to be realized or settled, respectively, within a one-year period.

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. The Company has the required liquidity to meet its obligations and to finance its planned activities.

14.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, bank loan and derivative liabilities are minimal.

14.5 Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at March 31, 2022, a 10% change in the market price of these investments would have an impact of approximately $1,421 on net loss.

15.	Related party transactions

15.1 Related Party Transactions

During the three and six months ended March 31, 2022, the Company incurred $249 (2021: $5) and $498 (2021: $28) in office and technology expenses for website design, hosting and maintenance service provided by Blender, respectively. Blender is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the three and six months ended March 31, 2022, the Company recognized share-based compensation expense of $209 (2021: $Nil) and $418 (2021: $Nil) in respect of this contract, respectively.

18

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

15.	Related party transactions (continued)

15.1 Related Party Transactions (continued)

Related party transactions are based on the amounts agreed to by the parties. During the six months ended March 31, 2022, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

15.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and six months ended March 31, 2022 are as follows:

	For the three months ended March 31		For the six months ended March 31
	2022	2021	2022	2021
	($)	($)	($)	($)
Management salaries	284	94	465	129
Directors’ fees	61	23	97	23
Share-based compensation	690	947	1,130	1,025
	1,035	1,064	1,692	1,177

16.	Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company’s assets and liabilities are held in Canada.

17.	Subsequent events

Offer to Acquire Elemental Royalties

On December 20, 2021, the Company announced its intention to offer to acquire all of the common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”). On January 11, 2022, the Company formally commenced the offer (the “Elemental Offer”). Under its terms, the Company offered Elemental shareholders 0.27 common shares of the Company in exchange for each Elemental Share, together with certain rights under Elemental’s shareholder rights plan dated December 30, 2021. On May 12, 2022, the Company announced that it had determined to allow the Elemental Offer to expire as the conditions thereto had not been met. No Elemental Shares were acquired by the Company thereunder.

19

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

17.	Subsequent events (continued)

Monarch Mining Corporation Royalty Financing

On April 6, 2022, the Company completed a royalty financing transaction with Monarch Mining Corporation (“Monarch”). Pursuant to the definitive agreement, the Company provided $3,598 (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the size of the Company’s existing royalties and provided an additional $799 (C$1 million) in equity financing to Monarch by participating in its marketed private placement.

The expanded royalties include:

●	The existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill will be increased to C$3.75/t on material from the Beaufor Mine and C$1.25/t on material from the McKenzie Break, Croinor Gold, and Swanson properties.
●	The existing 2.50% NSR royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties will be increased to a 2.75% NSR over the properties.
●	Monarch’s existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties will be extinguished.
●	The Company will retain pre-emptive rights on any future PTRs on the Beacon Mill and will retain a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

Pursuant to the private placement, the Company acquired 1,666,667 units of Monarch at a price of C$0.60 per unit. Each unit consists of one common share of Monarch and one transferable common share purchase warrant, with each warrant entitling the holder to acquire an additional common share for C$0.95 for a period of 60 months following the date of issuance thereof.

20